May 11, 2005


VIA FACSIMILE & U.S. MAIL
(202) 942-1871

Barbara C. Jacobs
Assistant Director
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549-0406

      RE:   NetSol Technologies, Inc.
            Form SB-2
            File No. 333-116512, and Periodic reports

Dear Ms. Jacobs,

The comment letter received from the Securities and Exchange Commission ("SEC") on April 27, 2005 (the "Comment Letter"), requested a response to those comments addressing the periodic reports by no later than May 11, 2005. We are currently waiting for information responsive to the comments which must be gathered from our new subsidiary, CQ Systems, Ltd. in the United Kingdom. As such information has not yet been received, NetSol Technologies, Inc. hereby requests an extension of time to no later than May 27, 2005 to file the comment response and amended registration statement and periodic reports referenced in the Comment Letter.

Very truly yours,


/s/ Patti L. W. McGlasson

Patti L. W. McGlasson
Corporate Counsel
NetSol Technologies, Inc.